                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K


    /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                   For the fiscal year ended December 24, 1999

   / /      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from _________ to _________.

                         Commission file number: 1-5837

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN
                              (Exact name of plan)

                             135 Morrissey Boulevard
                                  P.O. Box 2378
                              Boston, MA 02107-2378
                                (Address of plan)

                           THE NEW YORK TIMES COMPANY
                             (Exact name of issuer)

                               229 West 43d Street
                               New York, NY 10036
                (Address of issuer's principal executive office)

The following financial statements are included in this Report:

Report of independent public accountants, including:

         A statement of net assets available for plan benefits for the years ended December 24, 1999, and December 24, 1998.

         A statement of changes in net assets available for plan benefits for each of the years ended December 24, 1999, December 24, 1998 and December 24, 1997.

         Accompanying notes for the financial statements.

         Schedule of assets held for investment purposes.

         Schedules of reportable transactions for the years ended December 24, 1999 and December 24, 1998.

Signatures

      The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                               THE BGEA/BOSTON GLOBE
                                               EMPLOYEE SAVINGS PLAN

                                               By /s/ STEVE BEHENNA
                                                  --------------------------
                                                      Steve Behenna
                                                      Administrative Trustee

Dated: June 22, 2000

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                              FINANCIAL STATEMENTS

                       FOR THE PERIODS ENDED DECEMBER 24,

                                  1999 AND 1998

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                           DECEMBER 24, 1999 AND 1998

                                TABLE OF CONTENTS







Independent Auditors' Report                                           1

Statement of Net Assets Available For Plan Benefits                    2

Statement of Changes In Net Assets Available For Plan Benefits         3

Notes to The Financial Statements                                    4-7


SUPPLEMENTAL SCHEDULES:

      Schedule of Assets Held for Investment Purposes               8-10
      December 24, 1999

      Reportable Transactions for the Year Ended
      December 24, 1999                                               11

                          INDEPENDENT AUDITORS' REPORT


To the Board of Trustees of the
BGEA/Boston Globe Employee Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the BGEA/Boston Globe Employee Savings Plan as of December 24, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the years ended December 24, 1999 and 1998, and the period ended December 24, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the plan as of December 24, 1999, and 1998 and changes in net assets available for plan benefits for the years ended December 24, 1999 and 1998, and the period ended December 24, 1997 in conformity with generally accepted accounting principles.





Hoffman & Manning, CPAs
Boston, Massachusetts
June 15, 2000

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 24, 1999 AND 1998



                  ASSETS                                 1999           1998
                  ------                                 ----           ----

Investments, at fair market value (Note C)           $44,838,957     $32,827,645

Employer match contribution receivable
                                                          13,870              --

Participants' notes receivable
                                                         652,042         546,294
                                                     -----------     -----------


                                                      45,504,869      33,373,939
                                                     ===========     ===========

                LIABILITIES

Administrative Expenses Payable                                0               0

                                                     -----------     -----------
                                                               0               0

Net assets available for Plan benefits               $45,504,869     $33,373,939
                                                     ===========     ===========


    The accompanying notes are an integral part of these financial statements

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        DECEMBER 24, 1999, 1998, AND 1997


                                                1999          1998          1997
                                                ----          ----          ----
Additions:
 Participants' contributions               $ 3,632,216   $ 3,528,087   $ 3,275,244
 Rollover contributions                         80,941       355,545       207,611
 Employers' matching contributions             422,549       402,006       363,268
 Employers' contributions                      543,682       521,265       493,915
 Interest and dividend income                3,037,536     1,953,775     1,581,643
 Net appreciation/(depreciation) in fair
         value of investments                7,709,244     3,269,654     2,960,650
                                           -----------   -----------   -----------

         Total additions                    15,426,168    10,030,332     8,882,331

Deductions:
 Benefits paid to participants               3,286,727     1,608,821       783,508
 Direct trustee to trustee transfers                --            --             0
 Administrative fees                             8,511        13,595         9,775
                                           -----------   -----------   -----------

         Total  deductions                   3,295,238     1,622,416       793,283

                                           -----------   -----------   -----------
Net increase                                12,130,930     8,407,916     8,089,048
Net assets available for Plan benefits,
     beginning of year                      33,373,939    24,966,023    16,876,975
                                           -----------   -----------   -----------

Net assets available for Plan benefits,
     end of year                           $45,504,869   $33,373,939   $24,966,023
                                           ===========   ===========   ===========


  The accompanying notes are an integral part of these financial statements

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                 ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS


A.  DESCRIPTION OF THE PLAN

The following description of the BGEA/Boston Globe Employee Savings Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

1. GENERAL. The plan is a defined contribution plan covering all employees of the Company, who are members of a collective bargaining group which has agreed to adopt the plan, and who have been credited with 1,000 or more hours of service during a 12 month period and are twenty-one years of age or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA)

2. CONTRIBUTIONS. Participants enter into a salary reduction agreement with the Employer, subject to statutory limitations, and the Employer contributes to the plan on the employees behalf. Participants may make qualified rollover contributions to the plan. Participants' contributions shall be invested in the Fund in accordance with the participants' investment elections.

3. PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and (a) an allocation of fund earnings of each fund in which the participant elects contributions, and (b) administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance. Participant accounts will consist of investments, at the direction of the participant, in the following funds:

      Putnam Health Sciences Trust
      Putnam Voyager Fund
      Putnam Vista Fund
      The George Putnam Fund of Boston
      Putnam U.S. Government Income Trust
      Putnam Money Market Fund
      Putnam New Opportunities Fund
      Putnam Growth & Income
      Putnam S&P 500 Index Fund
      Putnam Diversified Income Fund
      Putnam International Growth Fund
      Participant Loans Fund

Or in the following equity securities directly:

      New York Times Common Stock
      AT&T Corp. Common Stock
      Lucent Technologies Common Stock
      NCR Corp Common Stock

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

A.  DESCRIPTION OF THE PLAN, (CONT.)

4. MATCHING CONTRIBUTIONS. During 1999 and 1998 the Company matched 25% of employee contributions up to a maximum of 4% of compensation

5. EMPLOYER CONTRIBUTIONS. During 1999 the Company contributed 1% of compensation for all eligible employees.

6. VESTING. Participants are immediately vested in their voluntary contributions and actual earnings thereon. Participants vest in the employer matching and other contributions at a rate of 25% after one year of service, 75% after two years of service, and 100% after three years of service.

7. PAYMENTS OF BENEFITS. Upon termination of service or retirement, a participant is entitled to a lump sum distribution equal to the value of his or her account.

B.  SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


INVESTMENTS VALUATION AND INCOME RECOGNITION

Investments held by the Plan are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net assets value of shares held by the plan at year-end. Participants' notes receivable are valued at cost which approximates market. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses are calculated on a weighted average basis. The participant determines the percentage of contributions which are to be invested in each investment fund.

The plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

C.  INVESTMENTS

The Plan's investments are held by a broker-administered trust fund. Investment transactions that represent 5 percent or more of the Plan's net assets are separately identified.

                            FAIR VALUE OF INVESTMENTS
                                              December 24, 1999
                                              -----------------
                                        # of Shares      Fair Value
                                        -----------      ----------

Mutual Funds:
      Money Market                        1,696,182    $ 1,696,182
      U.S. Government                        57,892        713,233
      Growth & Income                       100,521      1,360,769
      Aggressive Growth                      48,126      4,217,744
      Common Stock                        1,101,243     25,735,425
      Common Stock Sector                    70,246      4,253,384
      Pending                                   628            628
Equity securities:
      New York Times Co.                    129,813      6,084,988
      AT & T Corp.                            3,351        176,343
      Lucent Technologies                     7,367        575,109
      NCR Corporation                           676         25,152
                                                        ----------

      Total Investments at Fair Value                  $44,838,957
                                                       ===========

                            NET CHANGE IN FAIR VALUE
                                          Period Ended
                                       December 24, 1999
                                       -----------------
Mutual Funds:
      U.S. Government                       (43,596)
      Growth & Income                      (111,859)
      Aggressive Growth Fund              1,340,006
      Common Stock                        4,871,858
      Common Stock Sector                   (77,895)
      Pending                                   628
Equity securities                         1,730,102
                                         ----------

      Net change in Fair Value         $  7,709,244
                                       ============

D.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer reserves the right under the Plan to terminate the Plan, in whole or in part, whenever there is a collective bargaining agreement between the Employer and the Boston Globe Employees Association that fails to provide for the continuation of the plan or the plan participants are no longer represented by this bargaining unit.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

E. PARTICIPANT LOANS

Participant loans are available to participants who meet the eligibility requirements as defined by the administrative trustees. The loans have repayment periods not to exceed five years, unless the proceeds are used to purchase a qualified residence or finance qualified education costs. The loans bear interest at the prime rate at the time the loan is approved plus one half of one percent. The total outstanding balances on participant loans was $652,042 and $546,294 as of December 24, 1999 and 1998, respectively.


F.  PLAN TAX STATUS

The Plan as written is qualified under the Internal Revenue Code as being exempt from federal income taxes. A favorable determination letter has been received from the Internal Revenue Service.


G.  FORM 5500 RECONCILIATION
                                      DECEMBER 24,       DECEMBER 24,
                                          1999              1998
                                          ----              ----

Net Assets per Form 5500            $ 45,490,999      $ 33,373,939

      Contributions Receivable            13,870               -0-
                                      ----------         ---------

Net Assets                          $ 45,504,869      $ 33,373,939
                                    ============      ============


H.  EXPENSES OF THE PLAN

A significant portion of the plan expenses incurred in the administration of the Plan, as defined by the Plan document, have been paid by the BGEA/Boston Globe Taft-Hartley Health Fund. The BGEA/Boston Globe Taft-Hartley Health Fund is related to the Plan by having common membership between its participants and the participants of The BGEA/Boston Globe Taft-Hartley Health Fund. Expenses incurred in the administration of the Plan totaled $20,000 in 1999 and $20,000 in 1998.

I.  INACTIVE PARTICIPANTS

Certain former employees have elected to retain their investments in the net assets of the Plan. As of December 24, 1999, Plan assets of inactive participants totaled approximately $808,844.

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                        NOTES TO THE FINANCIAL STATEMENT

                             SUPPLEMENTAL SCHEDULES


        Item 27a - Schedule of Assets Held for Investment Purposes.


         (a)          (b)                        (c)                      (d)           (e)

                   Identity of     Description             Ending         Cost          Current
                    Issuer         of Investment           Units                        Value

Money Market
------------
                  Putnam           Putnam Money           1,696,182     $1,696,182     $1,696,182
                  Investments      Market Fund

U.S. Government
---------------
                  Putnam           Putnam US                 57,892        753,045        713,233
                  Investments      Government Income

Growth & Income
---------------
                  Putnam           Putnam
                  Investments      Growth & Income           35,330        724,694        659,973

                  Putnam           Putnam Diversified
                  Investments      Income Trust              65,190        766,332        700,796

Aggressive Growth
-----------------
                  Putnam           Putnam New                48,126      2,578,520      4,217,744
                  Investments*     Opportunities Fund



* This investment represents 5% or more of the Plan's Net Assets

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                        NOTES TO THE FINANCIAL STATEMENT

                             SUPPLEMENTAL SCHEDULES

Item 27a - Schedule of Assets Held for Investment Purposes.


         (a)          (b)                        (c)                        (d)              (e)

                   Identity of     Description             Ending           Cost          Current
                    Issuer         of Investment           Units                          Value


Common Stock
------------
                  Putnam           Putnam Vista            268,051        3,103,813         4,481,810
                  Investments*     Fund

                  Putnam           The George Putnam       269,790        4,427,728         4,362,502
                  Investments*     Fund of Boston

                  Putnam           Putnam
                  Investments      S & P 500                34,252          975,004         1,187,850

                  Putnam           Putnam
                  Investments      International Growth     38,418          765,667         1,094,148

                  Putnam           Putnam Voyager          490,733        8,663,964        14,609,115
                  Investments*     Fund

Common Stock Sector
-------------------
                  Putnam           Putnam Health            70,246        3,235,530         4,253,384
                  Investments*     Sciences Trust


* This investment represents 5% or more of the Plan's Net Assets

                   BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                        NOTES TO THE FINANCIAL STATEMENT

                             SUPPLEMENTAL SCHEDULES

Item 27a - Schedule of Assets Held for Investment Purposes.


         (a)          (b)                        (c)                         (d)                  (e)

                  Identity of      Description             Ending           Cost                Current
                   Issuer          of Investment           Units                                Value


Equity Securities
-----------------
                  New York         Common                  129,813         2,457,383            6,084,988
                  Times *          Stock

                  Lucent           Common                    7,367           223,483              575,109
                  Technologies     Stock

                  AT&T             Common                    3,351           133,775              176,343
                  Corp             Stock

                  NCR              Common                      676            20,396               25,151
                  Corporate Stock  Stock

OTHER
                  Participant      Participant Loans with
                  Loans            Interest Rates ranging
                                   from 6.0% to 10.0%          N/A           652,042               652,042

                  Pending          Cash                        628               628                   628

        Total Plan Assets                                                $31,178,186           $45,490,999
                                                                         ===========           ===========


* This investment represents 5% or more of the Plan's Assets

                     BGEA/BOSTON GLOBE EMPLOYEE SAVINGS PLAN

                        NOTES TO THE FINANCIAL STATEMENT

                             SUPPLEMENTAL SCHEDULES


Reportable Transactions

FOR THE YEAR ENDED 12/24/99
---------------------------

DESCRIPTION             TYPE        SHARES            COST/PROCEEDS
-----------             ----        ------            -------------

Putnam Voyager          Purchase    102,300           2,898,932




FOR THE PERIOD ENDED 12/24/98
-----------------------------

DESCRIPTION             TYPE        SHARES            COST/PROCEEDS
-----------             ----        ------            -------------

George Putnam           Purchase    62,238            1,138,643

Putnam Voyager          Purchase    102,300           2,098,680

Putnam Voyager          Sale        70,863            1,444,445

                          INDEPENDENT AUDITOR'S CONSENT


THE NEW YORK TIMES COMPANY:

      We Consent to the incorporation by reference in Registration Statement No. 33-50461 on Form S-8 of our report dated June 15, 2000, on our audits of the statements of net assets available for plan benefits of the BGEA/Boston Globe Employee Savings Plan as of December 24, 1999 and December 24, 1998 and the related statement of changes in net assets available for plan benefits for the years ended December 24, 1999 and 1998 the period ended December 24, 1997, which report is included in this Annual Report on Form 11-K.




--------------------------------
Hoffman & Manning CPAs


Boston, Massachusetts
June 15, 2000